Paladin Realty Income Properties, Inc.

July 31, 2012

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Paladin Realty Income Properties, Inc. SEC File No. 333-175741

Form AW Application for Withdrawal

Dear Mr. McTiernan:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Paladin Realty Income Properties, Inc., a Maryland corporation (the “Registrant”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 2 (the “Post-Effective Amendment”) to its Registration Statement on Form S-11 (File No. 333-175741).  The Post-Effective Amendment was incorrectly filed as form type S-11/A, and should instead be filed as form type POS AM.

Accordingly, the Registrant is requesting that the Post-Effective Amendment, filed on July 31, 2012 (Accession # 0001144204-12-041966), be withdrawn, and is re-filing an identical post-effective amendment to the Registration Statement that will be correctly labeled as a POS AM.

The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Please contact our legal counsel, Deborah S. Froling, should you have further questions regarding our request for withdrawal.  Ms. Froling may be reached at (202) 857-6075.  Thank you for your assistance in this matter.

Sincerely,

PALADIN REALTY INCOME PROPERTIES, INC.

By: /s/ James R. Worms

Name: James R. Worms

Title: President and Chief Executive Officer

10880 Wilshire Boulevard, Suite 1400, Los Angeles, CA 90024